                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 11-K
                                   ---------

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the fiscal year ended:  December 31, 1998
                               -------------------------

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the transition period from                   to
                               -----------------   -----------------

Commission file number 0-23214

                                    -------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                 SAMSONITE CORPORATION EMPLOYEE SAVINGS TRUST


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             SAMSONITE CORPORATION
                            11200 EAST 45TH AVENUE
                            DENVER, COLORADO  80239

                             Samsonite Corporation
                            Employee Savings Trust
                                     Tucson Union




                                               Financial Statements and Schedule
                                               Year Ending December 31, 1998 and
                                                   For the Period from Inception
                                            (March 1, 1997) to December 31, 1997
                                                                     (Unaudited)

                                                           Samsonite Corporation
                                                          Employee Savings Trust
                                                                    Tucson Union

                                                                        Contents
--------------------------------------------------------------------------------

Financial Statements

    Statements of Net Assets Available for Benefits                  3 - 4

    Statements of Changes in Net Assets Available for Benefits           5

    Summary of Accounting Policies                                       6

    Notes to Financial Statements                                   8 - 10

Item 27a - Schedule of Assets Held for Investment
   Purposes                                                             12

Signature Page                                                          13

                                                                                                          Samsonite Corporation
                                                                                                         Employee Savings Trust
                                                                                                                   Tucson Union

                                                                                  Statement of Net Assets Available to Benefits
====================================================================================================================================
                                                            (Unaudited)

                                        Fixed        Equity
                                       Income        Income       Balanced       Growth                   Participant
December 31, 1998                       Fund          Fund         Funds         Funds        Total          Loans          Total
------------------------------------------------------------------------------------------------------------------------------------
Assets:

Investments, at fair value:
  CIGNA Guaranteed Income Fund         $  4,235     $     -      $    -        $    -        $  4,235      $    -         $  4,235
  CIGNA Lifetime 20 Fund                      -           -       1,354             -           1,354           -            1,354
  Fidelity Equity Income II Fund              -         806           -             -             806           -              806
  Fidelity Contra Fund                        -           -           -           484             484           -              484
  Founders Growth                             -           -           -           469             469           -              469
  Loans to Participants                       -           -           -             -               -         678              678
------------------------------------------------------------------------------------------------------------------------------------

Total investments                         4,235         806       1,354           953           7,348         678            8,026
------------------------------------------------------------------------------------------------------------------------------------

Net assets available for benefits      $  4,235     $   806      $1,354        $  953        $  7,348      $  678         $  8,026
====================================================================================================================================

                                                  See accompanying summary of accounting policies and notes to financial statements.


                                                                 Samsonite Corporation
                                                                Employee Savings Trust
                                                                          Tucson Union

                                        Statement of Net Assets Available for Benefits
===========================================================================================
                                         (Unaudited)

                                           Fixed        Equity
                                           Income       Income       Balanced
December 31, 1997                           Fund         Fund         Funds          Total
-------------------------------------------------------------------------------------------
Assets:

Investments, at fair value:
  CIGNA Guaranteed Income Fund             $ 4,528       $   -        $    -        $ 4,528
  CIGNA Lifetime 40 Fund                         -           -           155            155
  CIGNA Lifetime 20 Fund                         -           -           919            919
  Fidelity Equity Income II Fund                 -         530             -            530
-------------------------------------------------------------------------------------------
Total investments                            4,528         530         1,074              -
-------------------------------------------------------------------------------------------
Net assets available for benefits          $ 4,528       $ 530        $1,074        $ 6,132
===========================================================================================
         See accompanying summary of accounting policies and notes to financial statements.

                                                                                                          Samsonite Corporation
                                                                                                         Employee Savings Trust
                                                                                                                   Tucson Union

                                                                      Statement of Changes in Net Assets Available for Benefits
------------------------------------------------------------------------------------------------------------------------------------
                                                            (Unaudited)

                                           Fixed        Equity
                                           Income       Income       Balanced        Growth                   Participant
Year Ended December 31, 1998                Fund         Fund          Funds          Funds       Total          Loans       Total
------------------------------------------------------------------------------------------------------------------------------------
Additions:
   Interest income                         $   224      $     8      $     11        $    17      $  260      $      -       $   260
   Net appreciation of investments                           98           171            133         402             -           402
   Employee contributions (Note 1)           2,681          497           746            538       4,462             -         4,462

------------------------------------------------------------------------------------------------------------------------------------
Total additions                              2,905          603           928            688       5,124             -         5,124
------------------------------------------------------------------------------------------------------------------------------------
Deductions:
   Benefits and distributions                2,565          460           155              -       3,180             -         3,180
   Administrative expenses                      30            -            20              -          50             -            50
------------------------------------------------------------------------------------------------------------------------------------
Total deductions                             2,595          460           175              -       3,230             -         3,230
------------------------------------------------------------------------------------------------------------------------------------
Net increases (decrease)                       310          143           753            688       1,894                       1,894
   Loan Granted                                639            -           641              -       1,280          1,280            -
   Loan Principal Paid                          36          133           168            265         602           (602)           -
------------------------------------------------------------------------------------------------------------------------------------
Net assets available for benefits,
   beginning of period                       4,528          530         1,074              -       6,132              -        6,132
------------------------------------------------------------------------------------------------------------------------------------
Net assets available for benefits,
   end of period                           $ 4,235      $   806      $  1,354        $   953      $7,348      $     678      $ 8,026
====================================================================================================================================
                                                  See accompanying summary of accounting policies and notes to financial statements.


                                                      Samsonite Corporation
                                                     Employee Savings Trust
                                                               Tucson Union

                                             Summary of Accounting Policies
================================================================================
                                  (Unaudited)

Basis of               The accompanying financial statements have been prepared
Presentation           on the accrual basis of accounting.

Valuation of           Mutual funds are determined by quoted market prices,
Investments            where available.  Participant loans are valued at cost,
                       which approximates market value. Purchases and sales of securities are recorded as of the trade date.

Use of                 The preparation of financial statements in conformity
Estimates              with generally accepted accounting principles requires
                       management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period.
                       Actual results could differ from those estimates.

Payment                Benefits are recorded when paid.
of Distributions

Reclassifications      Certain reclassifications have been made to the 1997
                       financial statements in order for them to conform to the 1998 presentation. Such reclassifications have no impact on the Plan's net assets or changes in net assets.

                                                      Samsonite Corporation
                                                     Employee Savings Trust
                                                               Tucson Union

                                              Notes to Financial Statements
================================================================================
                                  (Unaudited)

1.  Description of     The following description of the Samsonite Corporation
    the Plan           Employee Savings Trust Tucson Union (the "Plan")
                       provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

                       General

                       The Plan is a defined contribution, 401(k) retirement plan covering all employees of Samsonite Corporation and its subsidiaries (the "Company") who are members of Local Union No. 104. The CG Trust Company is the Trustee of the Plan. CIGNA Retirement and Investment Services (CIGNA) is the Administrator of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

                       Eligibility

                       Eligible employees of the Company may participate in the Plan as of the first day of the month following their date of hire.

                       Contributions

                       Plan participants may contribute to the Plan up to 17% of their compensation, as defined. The Company does not make matching contributions.

                       Participant Accounts

                       Each active participant's account is credited with the participant's contribution. Earnings are allocated to individual's accounts based on each participant's account balance.

                                                      Samsonite Corporation
                                                     Employee Savings Trust
                                                               Tucson Union

                                              Notes to Financial Statements
================================================================================
                                  (Unaudited)

                       Participants may direct contributions, in multiples of 1% increments, to the following investment options provided by CIGNA:

                       (1)  Fixed Income Fund - This fund consists of the CIGNA
                            -----------------
                            Guaranteed Income Fund, a fund that seeks to preserve capital plus fixed income returns.

                       (2)  Equity Income Fund - This fund consists of the
                            ------------------
                            Fidelity Equity Income II Fund, a fund that seeks a combination of capital growth and current income.

                       (3)  Balanced Funds - The balanced fund consist of the
                            --------------
                            CIGNA Lifetime Funds. This group of funds is based on the life-cycle theory of investing that different bond/stock mixes are appropriate for individuals at different stages of their lives. These funds seek a combination of growth, income and capital preservation through stocks, bonds, and short-term investments. These funds include the CIGNA Lifetime 20, CIGNA Lifetime 30, CIGNA Lifetime 40, CIGNA Lifetime 50 and CIGNA Lifetime 60 funds.

                       (4)  Indexed Fund - This fund consists of the CIGNA
                            ------------
                            Stock Market Index Fund. This fund invests in common stocks that seek to match the performance of the Standard & Poor's 500 Composite Stock Price Index.

                       (5)  Growth Fund - The growth fund consists of the
                            -----------
                            Fidelity Contra Fund and the Founders Growth Fund, the PBHG Growth Fund and the Small Company Stock Growth Fund. These funds seek long-term capital appreciation from equities. The PBHG Growth fund was discontinued as an elective investment in 1998 and replaced by the Small Company Stock Growth Fund.

                       (6) Global Fund - This fund consists of the Janus Worldwide Fund, a fund that seeks capital growth and diversification benefits from investments in foreign and domestic stock markets.

                                                      Samsonite Corporation
                                                     Employee Savings Trust
                                                               Tucson Union

                                              Notes to Financial Statements
================================================================================
                                  (Unaudited)

                       (7)  Samsonite Stock - Funds are invested in shares of
                            ---------------
                            the Company's common stock. The fund is comprised of the underlying company stock and a short-term cash component to provide liquidity for daily trading.

                        Vesting

                        Participants' contributions to the Plan and earnings thereon are 100% vested.

                        Payment of Benefits

                        Upon termination of service due to death, disability or retirement, or upon reaching age 59 1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments.

                        Participant Loans

                        Participants may borrow from their contribution fund account a maximum amount equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment funds and the participant loans fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate similar to local prevailing rates. Interest rates on current loans range from 6% to 10%. Loan repayments are made in equal installments through payroll deductions.

                        Plan Termination

                        Although it has not expressed any intent to do so, the Company has the right to discontinue contributions at any time and terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, the accounts of all participants would become fully vested, and the assets would be distributed among the participants in accordance with the terms set forth in the Plan.

                                                      Samsonite Corporation
                                                     Employee Savings Trust
                                                               Tucson Union

                                              Notes to Financial Statements
================================================================================
                                  (Unaudited)

                        Administrative Expenses

                        Most administrative expenses of the Plan are paid by the Plan. In addition, the Company, subject to change, has provided certain services and paid certain expenses of the Plan without reimbursement.

                        Tax Status

                        The Plan obtained the latest determination letter on August 29, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provisions for income taxes has been included in the Plan's financial statements.

2.  Investments         The fair value of investments that individually
                        represent 5% or more of the Plan's net assets are as follows:

                        December 31,                             1998    1997
                        -------------------------------------------------------
                        CIGNA Guaranteed Income Fund          $ 4,235  $ 4,528
                        CIGNA Lifetime 20 Fund                  1,354      919
                        Fidelity Equity Income II Fund            806      530
                        Fidelity Contra Fund                      484        -
                        Founders Growth                           469        -
                        Loans to Participants                     678        -

                             Supplemental Schedule


                           =========================

                                                                 Samsonite Corporation
                                                                Employee Savings Trust
                                                                          Tucson Union
                                                                            Schedule 1
                 Item 27a - Schedule of Assets Held for Investment Purposes
===========================================================================================
(a)                   (b)                             (c)             (d)          (e)
*                                                    Number                      Current
                      Identity of issue             of shares         Cost        value
-------------------------------------------------------------------------------------------
                      CIGNA Guaranteed Income Fund        150       $  4,235    $   4,235
                      CIGNA Lifetime 20 Fund               71          1,184        1,354
                      Fidelity Equity Income II Fund       18            708          806
                      Fidelity Contra Fund                  6            410          484
                      Founders Growth                      17            410          469
                      Loans to Participants                              678          678
                                                                      ------       ------
                                                                     $ 7,625    $   8,026
                                                                      ======       ======

*  There were no non-exempt party-in-interest transactions.

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


          Samsonite Corporation Employee Savings Trust - Tucson Union

                 --------------------------------------------

Date:  June 16, 1999         By:  /s/ Richard H. Wiley
       -------------              ---------------------------
                                  Richard H. Wiley
                                  Samsonite Corporation
                                  Chief Financial Officer, Treasurer and
                                    Secretary

                                                                              14